

Mail Stop 4710

June 14, 2016

Mr. Rory Engels
Senior Counsel, Corporate and Treasury
The Toronto-Dominion Bank
TD Bank Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2, Canada

> **Re: The Toronto-Dominion Bank**
> **Registration Statement on Form F-3**
> **Filed May 31, 2016**
> **File No. 333-211718**

Dear Mr. Engels:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities

Terms Specified in Prospectus Supplement, page 8

1. We note your disclosure on page 8, sixth bullet point, that your debt securities may be converted or exchanged for "other securities (whether or not issued by us)." Please note that even if you have an exemption available for the offer and sale of these third-party securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. For guidance, please refer to the Securities Act Sections Compliance and Disclosure Interpretation 203.03 and the June 24, 1996 Morgan Stanley & Co. Incorporated no action letter. If you wish to include the third party securities,

please provide the required information or give us your analysis explaining why registration under the Securities Act is not required. If you do not wish to offer third-party securities underlying any debt securities, please remove these references from the prospectus.

Item 9. Exhibits

Exhibit 5.1 – Opinion of Simpson Thacher & Bartlett LLP

2. Please remove your assumption on page 2 that "the Bank is duly organized and validly existing under the laws of Canada" and revise and refile your opinion so as to rely on the legal opinion of local counsel regarding whether the Bank is duly organized and validly extant under Canadian law as provided in Exhibit 5.2. Please refer to Section II.B.3.a of Staff Legal Bulletin 19 for guidance as well as the following comment.

Exhibit 5.2 – Opinion of McCarthy Tetrault LLP

3. Please have your Canadian counsel revise and refile their opinion to opine that: (i) the Bank is duly organized and validly existing under the laws of Canada; (ii) any equity securities created pursuant to this prospectus will be "fully paid and non-assessable" in addition to being "validly issued;" and (iii) that the warrants and subscription rights will represent valid and binding obligations of the company. Please refer to Section II.B.1.c and Section II.B.1.f of Staff Legal Bulletin 19 for guidance.

4. In addition, please clarify whether you intend to offer "units" tied to offers of warrants and subscription rights with respect to the offer of preferred shares and debt securities, respectively. If you intend to offer units, please revise your opinion to opine on the legality of any "units" being registered under the law of the jurisdiction governing such security. Please refer to Section II.B.1.h of Staff Legal Bulletin 19 for guidance.

5. Finally, we note the qualification in paragraphs 1 and 2 "when…necessary corporate action…." Please confirm you will file an unqualified opinion prior to the closing of any takedown of securities. Please refer to Section II.B.2.a of Staff Legal Bulletin 19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Dilk, Staff Attorney at (202) 551-3427 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Advisor
Office of Financial Services

cc: Mr. Andrew R. Keller, Esq.